SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
RCN Corporation
(Name of Subject Company (Issuer) and Filing Person (Offeror))
Options to Purchase Common Stock, par value $0.01 per share
(Title of Class of Securities)
749361200
(CUSIP Number of Class of Securities (Underlying Common Stock))
Michael T. Sicoli
Executive Vice President and Chief Financial Officer
RCN Corporation
196 Van Buren Street
Herndon, Virginia 20170
Telephone: (703) 434-8200
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
Copies to:
Thomas A. Monson
Jenner & Block LLP
330 N. Wabash Avenue
Chicago, Illinois 60611
(312) 840-8611
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not applicable*	Not applicable*

*	Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it contains only preliminary communications made before the commencement of a tender offer.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not Applicable	Filing Party:	Not Applicable
Form or Registration No.:	Not Applicable	Date Filed:	Not Applicable
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐      third party tender offer subject to Rule 14d-1.
☑      issuer tender offer subject to Rule 13e-4.
☐      going-private transaction subject to Rule 13e-3.
☐      amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     Attached are (i) the Preliminary Proxy Statement for the Annual Meeting of Stockholders of RCN Corporation (“RCN” or the “Company”) to be held on June 2, 2009, which contains a proposal to be submitted to the Company’s stockholders to consider and vote upon an amendment of the Company’s 2005 Stock Compensation Plan to permit a one-time option exchange program for employees, other than the Chief Executive Officer and directors (the “Exchange Program”), (ii) an email communication sent by Peter D. Aquino, the Company’s President and Chief Executive Officer, on April 15, 2009 to the employees of the Company describing the Company’s proposal to implement the Exchange Program, and (iii) an Employee Q&A made available to the Company’s employees on April 15, 2009.
     RCN has not initiated the Exchange Program and will not do so unless it receives approval from its stockholders at its 2009 Annual Meeting of Stockholders. Even if stockholder approval is obtained, RCN may still decide to not implement the program or to delay its implementation. If the program is commenced, RCN will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (the “SEC”). Persons who may be eligible to participate in the program should read the Tender Offer Statement and other related materials when they become available because such documents will contain important information about the Exchange Program. RCN stockholders and option holders will be able to obtain these written materials and other documents filed by RCN with the SEC free of charge from the SEC’s website at http://www.sec.gov. In addition, stockholders and option holders may obtain free copies of the written materials filed by RCN with the SEC by directing a written request to: RCN Corporation, 196 Van Buren Street, Herndon, Virginia 20170, Attention: Investor Relations Department.
Item 12. Exhibits

Exhibit No.	Description

99.1	Preliminary Proxy Statement for the 2009 Annual Meeting of Stockholders (filed with the SEC on April 15, 2009 and incorporated herein by reference).
99.2	Email communication sent by Peter D. Aquino, President and Chief Executive Officer of RCN, to RCN employees describing RCN’s proposal to implement the Exchange Program, dated April 15, 2009.
99.3	Employee Q&A: Stock Option Exchange Program, dated April 15, 2009.